SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549


__________________________________________________
                                                  :
                In the Matter of                  :
                                                  :
                CSW LEASING, INC.                 :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-6790                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
__________________________________________________:


    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Leasing, Inc. (CSW Leasing) a subsidiary of Central and South West Corporation (CSW) authorized to participate in leveraged leasing transactions. Under HCAR 23578 dated January 22, 1985, it is required that CSW Leasing file semiannual reports providing: 1) the amount of rental income received during the reporting period; 2) a general description of the types of property under the leveraged lease; and 3) the amount of equity contributions made by CSW to CSW Leasing during the reporting period.


1) The amount of rental income received during the reporting period.

   During the period July 1, 1995 through December 31, 1995
$9,366,357 of rental income was received by trustees from leveraged leases for the benefit of CSW Leasing.

2) A general description of the types of property under the leveraged lease.

   At December 31, 1995, CSW Leasing had invested in six leveraged leases including a container ship and several aircraft.

3)The amount of equity contributions made by CSW to CSW Leasing during the reporting period.

   None.


                        S I G N A T U R E


    As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Leasing, Inc. has duly caused this report to be signed on its behalf on this 28th day of February 1996.

                                    CSW LEASING, Inc.


                                    /s/ Wendy G. Hargus
                                        Wendy G. Hargus
                                        Controller